SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TransDigm Group Incorporated

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

893641 10 0

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York  10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Cristopher Greer, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York  10019

(212) 728-8000

December 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TD Group Holdings, LLC I.R.S. # 51-0592349

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,410,837

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,410,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,410,837

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Private Equity VIII, L.P. I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,410,837

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,410,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,410,837

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus & Co. I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,410,837

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,410,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,410,837

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus LLC I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,410,837

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,410,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,410,837

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 893641 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Warburg Pincus Partners LLC I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,410,837

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,410,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,410,837

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.5%

14.	Type of Reporting Person (See Instructions) OO

Introduction.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on March 30, 2006, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on May 29, 2007 and further amended by Amendment No. 2 thereto filed with the Securities and Exchange Commission on November 29, 2007 (as so amended, the “Current Schedule 13D”), on behalf of TD Group Holdings, LLC, a Delaware limited liability company (“TD LLC”), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (together with two affiliated entities, “WP VIII”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus & Co., a New York general partnership (“WP”), and Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP (“WP Partners LLC”, and together with WP VIII, WP LLC and WP, the “Warburg Pincus Reporting Persons”).  Charles R. Kaye and Joseph P. Landy are each Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC.  This Amendment relates to the common stock, par value $0.01 per share (the “Common Stock”), of TransDigm Group Incorporated, a Delaware corporation (the “Company”).

TD LLC and the Warburg Pincus Reporting Persons (together with TD LLC, the “Reporting Persons”) are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Current Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

Item 5 of the Current Schedule 13D is hereby amended and replaced in its entirety as set forth below.

(a)           On December 10, 2007, TD LLC distributed an aggregate of 3,462,422 shares of Common Stock to its members (the “TD LLC Distribution”).  The TD LLC Distribution was made on a pro rata basis to all members of TD LLC and no consideration was received by TD LLC in connection therewith.  WP VIII is a member of TD LLC and, in connection with the TD LLC Distribution, received an aggregate of 2,923,639 shares of Common Stock.  Immediately following the completion of the TD LLC Distribution, WP VIII distributed all of the shares of Common Stock received by it in connection with the TD LLC Distribution to its limited partners and WP Partners LLC on a pro rata basis (the “WP Distribution” and, together with the TD LLC Distribution, the “Distributions”).  WP VIII did not receive any consideration in connection with the WP Distribution.

Immediately following the completion of the Distributions, each of the Reporting Persons may be deemed to beneficially own 14,410,837 shares of Common Stock, representing approximately 30.5 % of the outstanding Common Stock, based on the 47,231,318 shares of Common Stock outstanding as of November 24, 2007.

(b)           Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 14,410,837 shares of Common Stock it may be deemed to beneficially own.  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(c)           Other than the Distributions, no transactions in the Common Stock were effected by any Reporting Person during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2007	TD GROUP HOLDINGS, LLC

	By:	Warburg Pincus Private Equity VIII, L.P., its Managing Member

	By:	Warburg Pincus Partners LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

		By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: December 11, 2007	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

		By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: December 11, 2007	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner

Dated: December 11, 2007	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Managing Director

Dated: December 11, 2007	WARBURG PINCUS PARTNERS LLC

	By:	Warburg Pincus & Co.,
its Managing Member

		By	/s/ Scott A. Arenare
		Name:	Scott A. Arenare
		Title:	Partner